Amendments to the Bylaws of Journal Communications, Inc.
Effective February 13, 2007

        The second sentence of Section 3.01 of Article III of the Bylaws shall be amended in its entirety to provide as follows:

“The number of directors of the corporation shall be nine (9), divided into three classes, designated as Class I, Class II and Class III; and such classes shall consist of three (3), three (3) and three (3) directors, respectively.”

        Section 3.13 of Article III of the Bylaws shall be amended in its entirety to provide as follows:

“The Board of Directors by resolution adopted by the affirmative vote of a majority of all of the directors then in office may create one or more committees, appoint members of the Board of Directors to serve on the committees and designate other members of the Board of Directors to serve as alternates. Each committee shall have at least one member who shall, unless otherwise provided by the Board of Directors, serve at the pleasure of the Board of Directors. A committee may be authorized to exercise the authority of the Board of Directors, except that a committee may not do any of the following: (a) approve or recommend to shareholders for approval any action or matter expressly required by the Wisconsin Business Corporation Law, Chapter 180 of the Wisconsin Statutes, to be submitted to shareholders for approval; and (b) adopt, amend or repeal any bylaw of the corporation. Unless otherwise provided by the Board of Directors in creating the committee, a committee may employ counsel, accountants and other consultants to assist it in the exercise of its authority.”

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